WADE FUND, INC.
                       5100 Poplar Avenue
                           Suite 2224
                       Memphis, TN 38137


                          May 7, 2002


Brian R. Thompson, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Room 5506
Washington, D.C. 20549

Re:  Wade Fund, Inc.
     Registration Statement on Form N-1A

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Wade Fund, Inc. (the "Fund") hereby seeks to withdraw the Registration Statement filed on Form N-1A on May 1, 2002, SEC file number 333-87400 and accession number 0001167562-02-000003.
The Fund wishes to withdraw the Registration Statement because it contained an EDGAR tag improperly identifying it as an N-1A filing, instead of an EDGAR tag identifying it as a 485BPOS filing.

No securities were issued or sold pursuant to the Registration
Statement.

                                        Sincerely,


                                        Maury Wade
                                        President